Mail Stop 4561

April 23, 2007

Robert T. Strong
President
Quaint Oak Bancorp, Inc.
607 Lakeside Drive
Southhampton, Pennsylvania 18966

Re: Quaint Oak Bancorp, Inc.
    Form SB-2, filed March 21, 2007
    File Number 333-141474

Dear Mr. Strong:

       We have reviewed your Form SB-2 and have the following comments. Note that our accounting staff has no comments at this time. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information we may have additional comments.

       The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis of Financial Condition …, page 30

1.   Please review this section with the goal of augmenting the disclosure to include more analysis and management commentary. For example, under "Comparison of Financial Condition at December 31, 2006 and December 31, 2005," you note the increase in

liabilities by $3.6 and that borrowings from the FHLB have decrease by $500,000. We also note that passbook accounts and statement savings accounts have decreased, and that the increase has come from a substantial increase in certificates of deposit. Please discuss if management chose this strategy, and if it did any risks associated with such a strategy and whether or not it causes other effects, such as the change in the average interest rate spread. For another example, we note that the composition of your portfolio has changed, with a decrease in the one to four owner occupies and an increase in commercial real estate. If this was a conscious decision or it is a trend in the market, please discuss noting any change in risk.

Service Agreements, page 59

2.   Please disclose whether you plan to continue these agreements after the conversion. If you do, please reference these agreements in the Transactions With Related Persons section on page 63.

3.   Please reference the service agreement with Mr. Strong, via Strong Financial Corporation.

Executive Compensation, page 60

4.   Pursuant to Item 402(c) of Regulation S-B, please provide a narrative description of the material factors necessary to an understanding of the compensation paid to Mr. Strong for 2006.

Employment Agreement, page 60

5.   Please disclose when the current agreement with Mr. Strong began.

6.   Please revise to describe, with quantification, the principle terms of the current employment agreement with Mr. Strong. See Item 402(c)(1).

Transactions With Related Persons, page 63

7.   Please clarify whether loans made to trustees and officers that are referenced in the first paragraph are on terms more favorable than those made to ordinary borrowers. If they are, provide the information required by Item 404(a) of Regulation S-B and, in particular, Item 404(a)(5).

Proposed Purchases of Common Stock By Management, page 64

8.   Please disclose that purchases by officers and directors are being made for investment purposes only and not with a view towards resale.

Exhibit 8.1

9.   Please clarify, if correct, that the representation letter includes factual information only.

* * * *

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Direct any questions on accounting matters to Mike Volley at 202-551-3437, or to Kevin Vaughn, Accounting Branch Chief, at 202-551-3494. Please direct any other questions to David Lyon at 202-551-3421, or to me at 202-551-3418.

Sincerely,

William Friar
Senior Financial Analyst

By fax: Eric M. Marion
        Fax number 202-347-0300